NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

April 28, 2025

Alexandra Barone

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Software Effective Solutions, Corp.

Offering Statement on Form 1-A

Filed March 19, 2025

File No. 024-12591

Dear Ms. Barone:

This is in response to the letter of comment of the Staff dated March 31, 2025, relating to the captioned Offering Statement on Form 1-A of Software Effective Solutions Corp. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Offering Statement on Form 1-A

General

1.Please advise how the Subject Convertible Notes are convertible into Offered Shares. Securities Act Rule 251(d)(3)(i)(F) is only available for issuances of securities after an offering statement has been qualified. Given that the Subject Convertible Notes are presently exercisable and your offering statement is not yet qualified, it appears that Regulation A is not available for conversion of such securities. Please refer to Securities Act Sections Compliance and Disclosure Interpretations 139.01 and 134.03.

Please be advised that the presentation of the presentation of the Offering Circular now includes a Selling Shareholders section, wherein each of the holders of a Subject Convertible Note has been specifically named as a Selling Shareholder with respect to the Offered Shares that underly their respective Subject Convertible Notes.

Further, please be advised that Exhibit 12.1 has been revised to include a reference to the Selling Shareholders.

2.We note that it is not permissible to qualify shares underlying notes that have not yet been issued. Please revise to remove from the offering any shares underlying convertible notes that have not yet been issued.

Please be advised that the agreement between the Company and Red Phoenix Rising has been amended, such that all convertible notes, including the unissued convertible notes contemplated in the original iteration of the agreement with Red Phoenix Rising, are no longer a part thereof. The result of the amended agreement with Red Phoenix Rising is that Red Phoenix Rising holds no convertible notes issued by the Company.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Software Effective Solutions Corp.